SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 17 February 2005


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Issue of Debt

Bank of Ireland has mandated BNP Paribas, Davy, Merrill Lynch International and UBS Investment Bank to act as joint lead managers on a Tier 1 transaction. The expected rating is A2/A- (Moodys/S&P) and the deal will be launched subject to market conditions. IPMA/FSA Stabilisation.

17 February 2005

Enquires:

Brian Kealy, Head of Capital Management                  00353 1 604 3537
Anne Mathews, Group Corporate Communications             00353 1 604 3836




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 17 February 2005